Exhibit 99.1

GreenTree to Hold Annual General Meeting on December 15, 2021

SHANGHAI, Nov. 5, 2021 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG), a leading hospitality management group in China ("GreenTree" or the "Company"), today announced that it will hold its annual general meeting of shareholders at 2451 Hongqiao Road, Changning District, Shanghai 200335, People's Republic of China on December 15, 2021 at 9:00 PM U.S. Eastern Time (10:00 AM Beijing/Hong Kong Time on December 16, 2021) for the following purpose:

To approve the re-appointment of Ernst & Young Hua Ming LLP as independent auditor of the Company [1] for the fiscal year ending December 31, 2021.

Holders of record of ordinary shares of the Company at the close of business on November 15, 2021 are entitled to notice and vote at the annual general meeting or any adjournment or postponement thereof. Holders of the Company's American depositary shares ("ADSs") who wish to exercise their voting rights for the underlying Class A ordinary shares must act through the depositary of the Company's ADS program, Deutsche Bank Trust Company Americas.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the annual general meeting, is available on the Investor Relations section of the Company's website at http://ir.998.com. Shareholders may obtain a copy of the Company's 2020 annual report, free of charge, from the Investor Relations section of the Company's website at http://ir.998.com, or by contacting GreenTree Hospitality Group Ltd. at 2451 Hongqiao Road, Changning District, Shanghai 200335, People's Republic of China, attention: Ms. Selina Yang or Mr. Nicky Zheng, telephone: +86-21-3617-4886 ext. 7015 or ext. 6708, e-mail: ir@998.com.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality management group in China. As of March 31, 2021, GreenTree had a total number of 4,464 hotels. In 2020, HOTELS magazine ranked GreenTree Top 12 Ranking among 225 largest global hotel groups in terms of number of hotels in its annual HOTELS' 225. GreenTree was also the fourth largest hospitality company in China in 2020 based on the statistics issued by the China Hospitality Association.

GreenTree has built a strong suite of brands, including its flagship "GreenTree Inns" brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has further expanded its brand portfolio into mid-to-up-scale and luxury segments through a series of strategic investments. By offering diverse brands, through its strong membership base, expansive booking network, superior system management with reasonable charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

[1] This defined term "Independent Auditor" is not used elsewhere.

For more information, please contact:

Ms. Selina Yang
Phone: +86-21-3617-4886 ext. 7015
E-mail: ir@998.com

Mr. Nicky Zheng
Phone: +86-21-3617-4886 ext. 6708
E-mail: ir@998.com

SOURCE GreenTree Hospitality Group Ltd.

http://ir.998.com/2021-11-05-GreenTree-to-Hold-Annual-General-Meeting-on-December-15,-2021